EXHIBIT 11

THE CHROMALINE CORPORATION

COMPUTATION OF NET EARNINGS PER COMMON SHARE

(Unaudited)

	Nine Months Ended
	September 30, 2000	September 30, 1999
Net earnings applicable to common shareholders for basic and diluted earnings per share	$320,116	$593,611
Weighted average shares outstanding for basic earnings per share	1,297,678	1,297,339
Dilutive effect of stock options computed using the treasury stock method and the average market price	6,263	8,838
Weighted average shares outstanding for diluted earnings per share	1,303,941	1,306,177
Basic earnings per share	$0.25	$0.46
Diluted earnings per share	$0.25	$0.45